Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Investor and Media Contact
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JUNE 30, 2008
LJ INTERNATIONAL ANNOUNCES FIRST QUARTER 2008 RESULTS
Company Also Provides Second Quarter Guidance and
Expects Significant Earnings Improvements for 2009
HONG KONG, June 30, 2008 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the first quarter ended March 31, 2008.
Revenues for the first quarter of 2008 totaled $30.4 million, down 11% from $34.1 million in the first quarter of 2007. The Company noted that the decrease was primarily due to the recent global economic weakness, which resulted in decreased demand from the U.S., its largest wholesale market, as well as no sales of its high-end “Signature” jewelry line.
Revenues at the wholesale level totaled $21.8 million, down from $25.2 million in the first quarter of 2007. Overall retail revenues totaled $8.5 million in the first quarter of 2008, down from $8.8 million from a year earlier. Excluding revenues from the Company’s Signature line, retail revenues rose 143% to $8.5 million from $3.5 million in the first quarter of 2007, representing the continued growth at the ENZO Division.
Net income for the first quarter of 2008 was $1.1 million, or $0.05 per diluted share, up from $0.6 million, or $0.03 per diluted share, in the first quarter of 2007. Net income during the first quarter of 2008 included a $2.2 million gain on the sale of investment property, offset by one-time charges of approximately $0.9 million in litigation expenses and $0.6 million relating to the write-off of bad debt from one of LJI’s wholesale customers, a major U.S. jewelry chain that filed for bankruptcy protection. Excluding these one-time events, net income for the first quarter of 2008 would have been $0.4 million, or $0.02 per diluted share.
Chairman and CEO Expects Significant Earnings Improvements in 2009
Yu Chuan Yih, Chairman and CEO of LJ International, commented, “The drop in revenue that we experienced during the first quarter of 2008 was a rare event for us, and we do not expect it to establish a trend. It does, however, indicate how difficult it is to improve our financial performance in the current harsh economic environment. In the U.S., still far and away our largest market, this quarter continued to be impacted by high gas prices and tightening credit prices, which are severely hitting consumers with full force and greatly dampening their ability and inclination to spend on luxury items such as jewelry.
Mr. Yih continued, “Although we expect the global economic weakness will continue to impact our performance through the remainder of 2008, we remain confident that we will still be able to achieve profitability for the full year. Looking ahead towards 2009, we have already implemented a number of initiatives that are designed to capitalize on the current weak environment in order to build the proper foundation for next year. We are confident that this foundation will enable us to return to a healthy growth rate and significant earnings improvements next year. This expectation is based on our belief that China’s economy will continue its rapid growth, with our ENZO stores taking full advantage of this trend, regardless of the economic situation in the U.S. However, should conditions also improve in North America, this would obviously provide us with a boost at the wholesale as well as retail level,” concluded Mr. Yih.
Company Provides Second Quarter 2008 Financial Guidance
The Company is also providing guidance for its second quarter ending June 30, 2008. For the second quarter, the Company expects to report revenues of approximately $31 million, compared with $33 million for the second quarter of 2007. Excluding one-time litigation expenses of $0.4 million, the Company expects to report net income between $0.5 and $0.6 million, or between $0.02 and $0.03 per diluted share, compared with net income of $1,200,000, or $0.05 per diluted share in the year-ago second quarter.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (Nasdaq: JADE), based in Hong Kong is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements.  Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one-time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, successful turnaround of its unprofitable ENZO retail stores, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31
	2008	2007
	US$	US$
Operating revenue	30,358	34,070
Costs of goods sold	(20,712)	(24,900)

Gross profit	9,646	9,170

Selling, general and administrative expenses	(10,231)	(7,293)

Operating (loss) income	(585)	1,877

Other income and expense
Interest income	35	48
Gain on disposal of investment property	2,210	—
Interest expenses	(543)	(844)

Income before income taxes and minority interest	1,117	1,081
Income taxes	(61)	(453)

Income before minority interest	1,056	628
Minority interest	4	(1)

Net income	1,060	627

Weighted average number of shares used in calculating diluted earnings per share	21,955,227	21,801,819

Earnings per share:
Basic	0.05	0.03
Diluted	0.05	0.03

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,107	4,951
Restricted cash	6,706	4,161
Trade receivables, net of allowance for doubtful accounts	20,464	23,194
Derivatives	41	2,947
Available-for-sale securities	2,888	2,973
Inventories	82,186	82,012
Prepayments and other current assets	3,190	2,522

Total current assets	118,582	122,760
Properties held for lease, net	775	1,292
Property, plant and equipment, net	8,223	8,460
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	129,212	134,144

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,802	2,977
Notes payable	3,719	4,047
Capitalized lease obligation, current portion	89	92
Letters of credit, gold and other loans	22,065	21,536
Derivatives	2,799	4,444
Trade payables	14,446	18,700
Accrued expenses and other payables	5,545	6,120
Income taxes payable	1,578	1,719
Deferred taxation	339	339

Total current liabilities	54,382	59,974
Notes payable, non-current portion	994	1,154
Capitalized lease obligation, non-current portion	161	181

Total liabilities	55,537	61,309
Minority interest	164	167
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued – 21,440,172 shares as of March 31, 2008; 21,437,172 shares as of December 31, 2007	214	214
Additional paid-in capital	51,501	51,495
Accumulated other comprehensive income	98	321
Retained earnings	21,698	20,638

Total stockholders’ equity	73,511	72,668

Total liabilities and stockholders’ equity	129,212	134,144

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